HESTIA INSIGHT INC.	400 S. 4th Street Suite 500 Las Vegas, NV 89101

November 30, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Linda Cvrkel

Doug Jones

Scott Anderegg

Jennifer Lopez-Molina

Re:	Hestia Insight Inc.

Offering Statement on Form 1-A

Filed August 6, 2020

File No. 024-11289

Dear Sir or Madam:

Hestia Insight Inc. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Edward Lee, Chief Executive Officer of the Company, dated September 1, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form 1-A

Cover Page

1. We note your disclosure on page 12 under the captioned “Determination of Offering Price” that selling shareholders will sell their shares at a fixed price of $5.00 Please clearly disclose that the selling shareholders’ shares will be sold at the fixed price on your cover page of the Offering Circular, the summary and the plan of distribution sections.

The Selling Shareholders will no longer be registering their shares.

Our Business Objectives, page 4

2. Your disclosures suggest that you may be an “investment company” within the meaning of the Investment Company Act of 1940. For example, we note that part of your business objectives is for “Hestia Insight [to] make strategic acquisitions and mergers or joint ventures with emerging growth companies with intellectual properties.” The amount of securities you hold in your balance sheet also suggest that your company may be an “investment company” within the meaning of the Investment Company Act. Please provide us with a detailed legal analysis as to why you are not required to register under the Investment Company Act and why you are eligible under Rule 251(b)(3).

The definition of “Investment Company”, as defined by the Investment Company Act of 1940 (the “Act”) shall mean:

a.	An issuer which is or holds itself out as being engaged primarily, or purposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

b.	An issuer which is engaged or proposes to engage in the business of issuing face-amount certificates of the installment, or has been engaged in such business and has any such certificate outstanding; or

c.	An issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (excluding Government securities and cash items) on an unconsolidated basis.

However, the Act provides exemptions to the general definition for Investment Company, including:

a.	Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a busines or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.

b.	Any issuer which the Commission, upon application by such issuer, finds and by order declares to be primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses. The filing of an application under this paragraph in good faith by an issuer other than a registered investment company shall exempt the applicant for a period of sixty days from all provisions of this subchapter applicable to investment companies as such. For cause shown, the Commission by order may extend such period of exemption for an additional period or periods. Whenever the Commission, upon its own motion or upon application, finds that the circumstances which gave rise to the issuance of an order granting an application under this paragraph no longer exist, the Commission shall by order revoke such order.

c.	Any issuer all the outstanding securities of which (other than short-term paper and directors’ qualifying shares) are directly or indirectly owned by a company excepted from the definition of investment company.

d.	Any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than one hundred persons (or, in the case of a qualifying venture capital fund, 250 persons) and which is not making and does not presently propose to make a public offering of its securities.

While the definition of Investment Company includes three definitions for the term, the first two ((a) and (b), respectively), do not apply to Hestia Insight, Inc.’s business plans. Additionally, the third definition for the term would require Hestia Insight, Inc. to maintain more than 40% of the company’s total assets in securities. Likewise, if Hestia Insight, Inc. maintained 39.999% or less of the company’s total assets in securities, it would not meet the Act’s requirements for an Investment Company. The Company’s new subsidiary, HSTA Health Inc. will be buying assets other than securities through financing leases.

Risk Factors, page 5

3. We note your disclosure that, “[i]f, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales” and that “[t]here is no aggregate minimum requirement for the Offering to become effective, therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy.” Please ensure you explain the risks and material implications of multiple closings to investors, including its impact on whether purchasers can receive the return of funds from you.

We have added a new Risk factor for the implications of multiple closings and the lack of escrow.

Use of Proceeds, page 11

4. We note that in your Use of Proceeds disclosure you list some broad categories of business activities you plan to fund from the use of proceeds. In an appropriate place in your Offering Circular please discuss in greater detail the business activities you will undertake based upon raising funds as outlined in the use of proceeds. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. Please include in this discussion the anticipated timing for the expenditures.

We have added detail to the Amendment to further describe the use of proceeds and the anticipated timing of the related expenditures.

5. You indicate that your offering will be conducted on a “best-efforts” basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered. In this regard, describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Refer to Instruction 3 to Item 6 of Form 1-A.

We have broken down the use of proceeds to describe any material changes to the priority and use in the event we sell less than all of the offering, including those at 25%, 50%, and 75%.

Dilution, page 13

6. The increase per common share attributable to investors in the offering at each funding level reflected in the table should be calculated as the difference between the pro forma net tangible book value per common share after the offering less the pro forma net tangible book value per common share before the offering. Also, the dilution to investors at each funding level should be calculated as the offering price less the pro forma net tangible book value per share of common stock after the offering. Please revise your computations accordingly. The dilution as a percentage of the offering price at each funding level will also need to be revised in response to the above changes in computations.

We have recalculated the dilution to accurately reflect the correct computations.

Management’s Discussion and Analysis and Results of Operations

Summary of Results

Statement of Operations, page 15

7. The amount of the net loss for the year ended November 30, 2019 as reflected in the table on page 15 does not agree to the amount presented in your audited statement of operations for this period on page F-17. Please reconcile and revise these amounts as appropriate.

We have edited the summary to reflect the correct amounts.

Directors, Executive Officers & Corporate Governance, page 22

8. Please provide the information required by Item 10 of Form 1-A for David Lazar. In this regard, we note that he was your officer and director during 2019.

We have added Mr. Lazar’s biographical information to the Amendment.

Description of Securities

Common Stock Series B, page 28

9. Your disclosure on page 27 indicates you had no Series B Common Stock outstanding at the date of the Offering Circular while your May 31, 2020 balance sheet and disclosure on page 10 indicate you have 500,000 shares of this common stock outstanding at that date. Disclosure on pages 3 and 19 states the Series B common stock had been returned to Hestia Investment, a wholly owned subsidiary of the company. Please revise your filing as appropriate for consistency throughout regarding the status of the Series B common stock.

We have clarified that the 500,000 shares of Series B common stock remain outstanding.

Signature, page 33

10. Please revise your signature page to conform to the requirements of Instruction 1 to the Signature section of Form 1-A. In this regard, the offering statement must be signed by the principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body, in addition to the issuer.

We have revised the signature page so that the Amendment is signed by all of the required individuals.

General

11. It appears that the aggregate offering price of this offering, including the aggregate offering amount attributable to the selling shareholders exceeds $50 million. Please refer to Rule 251(a)(2) of Regulation A and reduce the amount of securities offered herein to not exceed $50 million or tell us how you are complying with Rule 251. As a related matter, please revise the fee table to include the shares being registered on behalf of the selling shareholder or tell us why you do not believe this is necessary.

We have reduced the offering by the Company to $25,000,000 for 5,000,000 shares. We have removed the warrants and the Selling Shareholders.

12. We note that your principal executive offices are located in Nevada, however, your disclosures suggest that your current operations may be held elsewhere. In this regard, we note your disclosure that “China is an important market for the Company’s growth,” that your sole material agreement is with BHPA, which appears to be based in China, and that your sole officer and director holds business positions outside of the U.S., “intends to reach out to his contacts in China, Taiwan, and Hong Kong” to market the shares in your best-efforts offering and controls one of your majority shareholders that is located in Shanghai, China. Please tell us whether the company expects its officers or managers primarily to direct, control and coordinate the Company’s activities from the United States and clarify how the principal place of business is in the U.S. in order to comply with Rule 251(b)(1) of Regulation A. For additional guidance, please refer to Question 182.03 of the Securities Act Rules Compliance and Disclosure Interpretations.

We have signed a sales agreement with a USA company whereby we are acting as the sales agent for its products.

We established a subsidiary named HSTA HEALTH INC. in October to launch a healthcare management operation in USA. We have included information in the Amendment regarding our partnership with Noether Sciences and Technologies, Inc.

We plan to implement Noether’s EMBP, an innovative brain neuroscience, cloud tech and telehealth for the mental diseased to be treated and rehabed. The first clinic for the mental health therapy services will be in New York City starting at next year.

13. Please have counsel revise the legal opinion to also state that the warrants are binding obligations under the law of the jurisdiction governing the warrant agreement. Refer to Staff Legal Bulletin No. 19 for guidance.

The warrants have been removed from the Offering.

14. We note your disclosure that your officer and director “intends to reach out to his contacts in China, Taiwan, and Hong Kong” to sell the shares in this offering. Please note that if an issuer intends to offer securities outside of the U.S., it should disclose where sales are and are not permitted. Refer to Rule 251 of Regulation A.

Mr. Lee will offer securities to institutional investors and individual investors in China, Taiwan and Hong Kong, in each of which it is currently permitted.

15. Please file as an Exhibit the promissory note related to the loan among ECL Capital Partners and Hestia Investment that is referenced on page 26. Refer to Item 17 of Part III to Form 1-A.

Hestia Investment has paid off the note to ECL Capital Partners in full. Therefore, it is no longer a material agreement or obligation of the Company.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Edward Lee
Edward Lee